353 N. CLARK STREET CHICAGO, IL 60654-3456

Jenner & Block LLP
353 N. Clark Street
Chicago, IL 60654-3456

April 5, 2023

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549

Re:	Albertsons Companies, Inc. Amendment No. 2 to Preliminary Information Statement on Schedule 14C Filed March 14, 2023 File No. 001-39350

Ladies and Gentlemen:

On behalf of Albertsons Companies, Inc., a Delaware corporation (the “Company”), we submit in electronic form the accompanying Amendment No. 3 (“Amendment No. 3”) to the Company’s Amendment No. 2 to Preliminary Information Statement on Schedule 14C filed on March 14, 2023 (“Amendment No. 2”), together with Exhibits, marked to indicate changes.

Amendment No. 3 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in an e-mail letter, dated March 22, 2023 (the “Comment Letter”) to Amendment No. 2. The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 3. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 3.

The Company has asked us to convey the following as its responses to the Staff:

Amendment No. 2 to Preliminary Information Statement on Schedule 14C Filed March 14, 2023

The Merger, page 20

1.
We note your amended disclosure in response to comment 2. Please elaborate on the specific advantages of your operating model, strategic accomplishments, the benefits of your strategic initiatives, and describe your commitment to union labor and plans to fund pensions.

Response to Comment 1

Please see the amended disclosure on page 23 that now includes an additional description of our operating model, strategic accomplishments, benefits of our strategic initiatives and our commitment to union labor and the funding of our pensions, which descriptions are consistent with information previously disclosed to our stockholders.

2.
We note your response to comment 3 regarding the antitrust law considerations related to the transactions. Please discuss each counsel’s views on each of the topics discussed at the meetings. Please quantify any details, as applicable, and highlight any material differences in viewpoints between counsel. Also, please elaborate on the court and FTC approaches to past retail transactions and the related evaluation of antitrust issues to be addressed in potential mergers.

CHICAGO LONDON LOS ANGELES NEW YORK SAN FRANCISCO WASHINGTON, DC	WWW.JENNER.COM

Albertsons Companies, Inc.

Response to Comment 2

We respectfully note to the Staff that each counsel’s respective views and viewpoints consist of information protected by the attorney-client privilege and the respective views and viewpoints shared between counsel for the Company and Kroger are subject to a joint defense agreement.  We further note to the Staff that any details (or the quantification thereof) regarding each counsel’s respective views are, by their nature, not material in respect of the Merger and that the terms of the Merger Agreement relating to the antitrust review reflect the culmination of the discussions between the parties’ respective antitrust counsel.

We further note to the Staff that the court and Federal Trade Commission approaches to past retail transactions are detailed in (i) the 2010 Horizontal Merger Guidelines of the United States Department of Justice and the Federal Trade Commission (the “Guidelines”) and (ii) statutory and regulatory decisions, applications and interpretations of the Sherman Antitrust Act of 1890 and Clayton Antitrust Act of 1914 by the Federal Trade Commission and applicable federal courts (collectively, “Guidance”).  The Guidelines and Guidance are publicly available through commercial databases, websites maintained by federal government agencies and court records.

3.
We note your amended disclosure in response to comment 5. Please elaborate on the presentation by representatives of White & Case and Debevoise regarding the analysis to be conducted by the FTC with respect to the transaction and divestiture processes.

Response to Comment 3

We respectfully note to the Staff that the presentation was an overview of the Federal Trade Commission’s potential analysis of competition considerations as a result of the Merger, including, but not limited to, the overlap between stores owned by the Company and Kroger in certain areas where both the Company and Kroger operate such stores.

* * * *

If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at amay@jenner.com or (312) 840-8659.

Sincerely,
/s/ Alexander May
Alexander May

cc:	Juliette Pryor Albertsons Companies, Inc. Kevin Collins Jenner & Block LLP